arrive

BEYOND DELIVERED

Overview

Smart, Secure, and Seamless Movement of Packages, Goods, and Supplies Between People, Robots, and Drones™



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December 2023 vfi

Forward-Looking Statements

Forward Looking Statements This release contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of the management of Bruush and Arrive in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as "anticipate," "expect," "project," "intend," "believe," "may," "will," "should," "plan," "could," "continue," "target," "contemplate," "estimate," "forecast," "guidance," "predict," "possible," "potential," "pursue," "likely," and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the company after the transaction contemplated; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Bruush's and Arrive's plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Bruush's and Arrive's businesses and the price of Bruush's traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Bruush or Arrive to retain and hire key personnel and maintain relationships with any customers, suppliers and others with whom Bruush or Arrive does business, or on Bruush's or Arrive's operating results and business generally; (v) Bruush's or Arrive's respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management's attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Bruush or Arrive may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Bruush's or Arrive's ability to pursue certain business opportunities or strategic transactions; (x) the risk that Bruush or Arrive may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that the business combination post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating any of the combined company's existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of any pandemic on Bruush's and Arrive's business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Bruush's and Arrive's response to any of the aforementioned factors. Additional factors that may affect the future results of Bruush are set forth in its filings with the United States Securities and Exchange Commission (the "SEC"), including Bruush's most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC's website at www.sec.gov. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Bruush and Arrive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bruush and Arrive files from time to time with the SEC. The forward-looking statements in this release speak only as of the date of this release. Except as required by law, Bruush and Arrive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additional Information In connection with the proposed transaction, the public company intends to file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, the "Prospectus"). The Prospectus will be sent to all Bruush and Arrive shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY THE PUBLIC COMPANY WITH THE SEC. Investors and shareholders will be able to obtain a free copy of the Prospectus and other documents containing important information about Bruush and Arrive, once such documents are filed with the SEC, from the SEC's website at www.sec.gov. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Securityholders may obtain information regarding the names, affiliations and interests of Bruush's directors and executive officers in Bruush's Annual Report on Form 20-F for the fiscal year ended October 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Prospectus relating to the proposed transaction that Bruush intends to file with the SEC.

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Merger of Arrive Technology and Bruush

Transaction Summary

- Arrive, a technology company focused on facilitating the last inch of the last mile for autonomous delivery, to conduct a business combination in the form of a reverse triangular merger with Bruush, a public entity, via an all-stock transaction
- Post-merger, the surviving company will continue its business under the name “Arrive Technology Inc.” a fully owned subsidiary of the public entity, expected to trade on Nasdaq under the ticker symbol “ARRV”
- Transaction is approved by the Board of Directors of both companies and if required, subject to shareholder approval and other customary closing conditions from all parties to the transaction

Overview

- Arrive stockholders will own approximately 94.5% and Bruush shareholders will own approximately 5.5% of the post-merger company, on a fully diluted basis
- The merger, including a concurrent financing to provide $10 million of cash at closing, will accelerate the development and deployment of Arrive’s network and platform
- Closing of the merger and concurrent financing is expected in Q1 2024

Management & Board

- Existing Arrive management to lead the post-merger surviving company
- New Board of directors will be composed of five members, including four selected by Arrive and one selected by Bruush

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Leadership

      

Dan O'Toole	Mark Hamm	Neerav Shah	Todd Pepmeier	Torrey Bievenour	Lora O'Toole	John Ritchison
Chief Executive Officer	**Chief Operating Officer**	**Chief Strategy Officer**	**Chief Financial Officer**	**Chief Technology Officer**	**VP, Business Development**	**Corporate Counsel**
Serial entrepreneur with experience in startups and commercial real estate and multiple successful exits. Initial Arrive patent inventor.	Former FedEx VP of Innovation, ServiceMaster VP of Customer Experience, AutoZone VP of IT, and serial tech entrepreneur and founder.	Techstars-backed venture participant, with successful startup project launched from its incubator program. Rich drone industry background.	Financial executive in automotive, aerospace, healthcare, and early-stage tech. Former divisional CFO Rolls-Royce, Plc defense business unit.	Career in lighting, architectural, and custom-commercial applications and technology leadership.	Business Development, Sales, and Marketing in Drone Industry. Multiple leadership positions in AUVSI. Awarded 30-under-30 in Indiana Logistics and Advanced Manufacturing.	Corporate Counsel and IP Attorney. Past Operating Officer of a European division of General Motors. Manages Arrive's intellectual property portfolio.
STRIKER Realty Group, FMUSA, Quest Environmental	ServiceMaster, AutoZone, FedEx	Kaiser Permanente, Aerotronic, Sun microsystems	Ford, Agilify, Rolls-Royce	Royal Contract Lighting, VQL, AcuityBrands	AUVSI, Aerotronic, AUVSI	Delphi Technologies, gm

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Autonomous Delivery,
Leveraging Robots, Drones, and AI,
will Determine the Logistics Winners of the Future.

Leaders are Moving to Autonomous Logistics

Conventional Logistics	Autonomous Logistics
Centralized	Decentralized
Scheduled	On-demand / JIT
Asset-intensive	Asset-light
Labor-centric	Data-centric
Costly	Commodity
Economic Order Quantity	Convenient Order Quantity

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Autonomous Logistics has Arrived

Drone Delivery	Notable Facts	Areas Served
zipline	600,000+ deliveries and 37M+ miles flown[1]	Africa (4 countries), Japan, USA (3 states)[2]
Google Wing	330,000+ deliveries, Deal with Walmart[3]	Australia, Finland, and USA (2 states)[4]
amazon Prime Air	100+ deliveries under 30-minute delivery[3]	USA (2 states)[5]
Walmart DroneUp	6,000+ deliveries in 2022 (also using Zipline and Flytrex) Walmart's goal is 1M drone deliveries/year[6]	USA (34 sites, 6 states)[6]

Robotic Delivery	Notable Facts	Areas Served
STARSHIP	Over 5 million deliveries[7]	UK (10 sites), Estonia, USA (30 sites, 18 states)[8]
AETHON	1,000+ TUGs have collectively transported over 100 million pounds of goods[10]	Australia, China, Germany, Singapore, Turkey, USA (300 sites, 24 states)[10]
OTTONOMY.IO™	Uses AI/ML for autonomous CPG deliveries across a range of markets[11]	Spain, UAE, Norway, USA (3 states)[11]
fetch robotics	1,000+ robots have collectively transported 10 million orders[12]	Belgium, France, Germany, Japan, Singapore, USA (100 sites, 25 states)[12]

1. Zipline 2. Zipline 3. CNBC 4. Walmart 5. DroneDJ 6. Amazon 7. Walmart 8. Starship 9.Starship 10. BizJournals 11. Aethon 12. Robot Report 13. Fetch Robotics

Automation Lowering Costs Across the Supply Chain

According to ARK Invest research, autonomous vehicles should operate at higher utilization rates than human-in-the-loop systems, creating more cost-effective delivery systems for small volumes in the last mile.[1]

Truckload Delivery Cost (Per Ton-Mile)



$0.07
~2x
Average Expected Savings
$0.03
Human-Driven Diesel Truck
Autonomous Electric Truck

Autonomous electric trucks should benefit from higher utilization as well as lower maintenance and labor costs than human-driven diesel trucks.

Local Batch Delivery Cost (Per Trip)



$2.40
~6.5x
Average Expected Savings
$0.40
Human-Driven Delivery
Rolling Robots

Rolling robots should enable inexpensive and convenient delivery, reshaping consumer shopping habits.

Local Small Item Delivery Cost (Per Trip)



$5.40
~22x
Average Expected Savings
$0.25
App Delivery
Drone Delivery

Autonomous drones are likely to deliver a substantial share of e-commerce parcels and online food sales.

1: ARK Invest

Sources: ARK Investment Management LLC, 2023. Bureau of Transportation Statistics, data as of 01/27/23; Kilcarr, S. 2014; AAA 2021; Morrison, R. et al. 2015; Ferguson, D. 2020; DJI, data as of 01/27/23; Chen, B. 2020. Forecasts are inherently limited and cannot be relied upon. For informational purposes only and should not be considered investment advice or a recommendation to buy, sell, or hold any particular security. Past performance is not indicative of future results.

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Arrive Mailbox-as-a-Service

Smart, secure, and seamless movement of packages, goods, and supplies between people, robots, and drones

- Multiple models for various capacities and applications
- Simple, flexible, pay-as-you-go
- MaaS is an all-in-one service including:
  - Installation
  - Support
  - Software Platform
  - Data and Analytics
  - AI and ML features and insights

Arrive Point


Hospital

Arrive Bank


LAB

Arrive Convey


Distribution Center
LAB
Burgers
Burgers

Arrive Package Tower



Arrive Enables the Autonomous Last-Mile

Secure
Cameras and other sensors integrate with security and home automation networks. Secure and tamper proof for parcel/porch piracy.

Chain-of-Custody
Advanced access controls, recognition, and signatures for controlled substances and proof-of-delivery.

Climate-Assisted
Assists packaging in maintaining temperature ranges with heating and cooling to maintain room-temperature.

Smart Features
Authentication, access controls, chain of custody, real-time status notifications, package reading, temperature and weather sensing.

Asynchronous Delivery
Deliveries require no human presence for drop-off or pickup. Eliminates missed deliveries and resends.

Automated Delivery Marketplace (ADM)
ADM platform assures delivery/pickup times and mailbox space reservations with promo options.

Mailbox Financing Exchange (MFE)
Our MFE platform helps the whole ecosystem share the financing cost of a customer's Arrive Point.

Digital Twin
Digital twin API for real-time and historical status, notifications, configuration, terms, weather, maps, SLAs, software/ML OTA.

Reconfigurability
Mailboxes hardware platform designed to be flexible modular building block. For maintenance, innovation, future-proofing.

Cradle-to-Cradle Design
Environmentally friendly by design. Accounts for entire product lifecycle; sourcing, manufacturing, recycling, and reuse.

Arrive Point Capabilities

Available

- Package Security
- GPS Location-Enabled
- Anti-Theft Tamper Alarm
- Chain of Custody
- Emergency Lighting Alerts
- Heated/De-Icing Door
- Climate-Assist Enclosure
- Remote Access Via App
- Weatherproof
- Autonomous Last-mile Network and Platform for People, Drones, and Robots

On the Roadmap

- Interior/Exterior Cameras
- Wireless Charging (Robots, Drones, EVs)
- AI/ML Data Insights
- Reverse Logistics
- DocuSign/E-Signature Enabled
- UV-C Disinfection

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Culture of Innovation

- Arrive's core strategy is to build the Arrive Network and Platform
- We also have a culture and practice to lead in innovation
- In addition to "Core" innovation we constantly look at "Adjacent" and "Transformational" opportunities and innovation as well

  Examples: *Arrive Mobile*™ unit for vehicles, automation charging, city-wide security and safety networks, package sterilization, bomb detection, emergency dispatch lighting, and more

- Using Doblin's 10-Types of Innovation, we look to innovate beyond the core "Offering" in Arrive's "Configuration" and "Experience"
- As we grow our innovation capacity will grow too


Profit Model
Network
Structure
Process
Product Performance
Product System
Service
Channel
Brand
Customer Engagement
CONFIGURATION
OFFERING
EXPERIENCE


Where to play: Markets & Customers
New needs & targets
Serve Adjacent
Serve Existing
Transformational
develop breakthrough inventions that are "new to the world"
Adjacent
expand from existing into "new to the company"
Core
optimize existing offerings
Use Existing
Add & Extend
Develop New
What advantage to leverage: Assets and Capabilities



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You Can't Spell Arrive Without AI™

As installed unit distribution and density grows, the Arrive MaaS platform will be able to supply the data necessary to employ various types of AI/ML for increased value, delivery and revenue throughout our ecosystem of partners, services, and customers.

AI and Machine Learning as part of MaaS



A. Generating improvements and growth insights for partners



B. Delivery/Pickup classification, learning, and forecasting



C. 360° Visual Observation for automation guidance, security, and chain of custody



D. Predicting delivery network utilization, maintenance, and behavior



E. Optimizing reverse logistics revenue



F. Weather, traffic, and behavior - environmental intelligence

Arrive aims to obtain 50% of its future revenue from AI/ML and related data services by leveraging unique data sources for AI/ML advantages to ensure trust is instilled in end-customers and that they gain value from opting into our MaaS data and privacy policies.

Arrive Points Provide Partners and Customers with Access to the Arrive Network and a Platform



Network of Delivery and Pickup Locations

Residential | Campuses | Businesses

Automated and Conventional Delivery and Pickup

Robots | Drones | Couriers & Carriers

Lowering Costs of the Autonomous Last-mile

Packages | Goods | Supplies

Platform for Autonomous Operations

Automated Delivery Marketplace | Mailbox Financing Exchange | AI/ML Data & Analytics

Arrive in the Medical Operations Market

"Medical Operations that adopt Human-Machine Teaming will be the leaders." - Forrester

BENEFITS

- Increased efficiency by delivering critical supplies and medicine, 24/7, directly to the point of need, just-in-time
- Reduced costs by lowering labor, delivery inconsistencies, and cycle-times
- Better patient care and outcomes by freeing staff to focus on more critical activity



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APPLICATIONS

A. Weekend/Off-hour lab sample deliveries and pickups - first by courier then by drone

B. Improved people and automation exchanges as a smart cross-dock

C. Outside supply closet for Just-In-Time kits, tests, pharmaceuticals, and other inventory delivery - first internally and then with partners

D. Rapid and reliable inventory and drug movement/re-positioning on campuses or in cities

E. Pharmaceutical or biologic delivery with climate-assist, advanced security, and chain-of-custody

F. Other critical Jobs-to-be-Done needing smart, secure, seamless exchanges between people, robots, and drones

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Business Model

Revenue target ratio: 50% MaaS + 50% Data & AI/ML Services

Mailbox-as-a-Service ARR

- Recurring subscription models for B2C and B2B
- *Mailbox Financing Exchange* splits/shares these costs

- 152.2M[1] residential addresses at $30/mo, $360 ARR
- 12.7M[1] commercial addresses at $300/mo $3,600 ARR

$1.6B

AI/ML Data Insights Monetization

- Customer profile, transaction, and environment data aggregated for AI/ML to provide insights for partners and customers

- Generated from improved marketing, delivery operations, and reverse logistics

Automated Delivery Marketplace

- A platform open to all carriers, couriers, and delivery services
- Shippers pay for reserved times, space, ops data, promos

- Coordinated reservation times and limited MaaS capacity create limited supply, leading to higher demand; marketplace to collect transactional premiums

$1.9B

Market Penetration of the first 1% of US Market = $3.5B*

- 165M deliverable US addresses, growing at 1% per year[1]
- 21.2B[2] packages shipped in 2022

1. USPS 2. Pitney Bowes

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Co-opetition

Smart Mailbox and Locker Box Industry Leaders	Autonomous Delivery Providers with Exchange Capabilities
Neopost	Wing
InPost	Zipline
SEL	DroneUp
PackageButler	Ottonomy
Cleveron	Starship

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Parcel protection providers competing on Convenience, Security, Traceability, and Flexibility	Smart mailbox/locker capabilities PLUS PLATFORM CAPABILITIES for establishing an autonomous last-mile logistics network	Autonomous Delivery Networks and Automation Providers competing on automated Delivery and Pickup capabilities

Go-to-Market Notes

- The Autonomous Last-mile of Autonomous Logistics is necessarily collaborative
- Customer Success requires four cooperative elements:
  1. Automation Technology
  2. Automation Operations
  3. Arrive Point for delivery and pickup
  4. End-customer ROI

Timeline

Business Milestones

2014
- Dan O'Toole has the idea for the first receptacle to secure dron e deliveries
- First patent filed

2017
- Foundational patent granted, beating Amazon by just 4-days

2020
- Dronedek Delaware C Corp and Board formed
- Built Management team
- Initial outside investments
- Filed additional patents

2021
- Highest-ever-valuation for a crowdfunding campaign that raised $3.5M
- Initiated International patents

2022
- Manufacturing partnerships
- Gen-2 IP filed, designed, and manufacturing started

2023
- Rebrand from Dronedek to Arrive
- Completed second successful round of crowdfunding - we now have nearly 5,000 investors total

2024

Market Milestones

2021
- 20 Gen-1 units “AP1” built and tested in multiple residential and business demos and pilots
- Established Go-to-Market strategic partnerships

2022
- Lawrence, Indiana pilot, multi-week, multi-unit. Participants: USPS, DoorDash, McDonald’s, Culver’s & Uber Eats.
- Gen-2 units “AP2, Arrive Point 2” used in multiple demos

2023
- Gen-2 Units “AP2, Arrive Point 2” used in multiple demos Q1
- Roadmap of customer-driven product design improvements
- Precision Delivery developed with drone partners
- Gen-3 units “AP3" shipped Q4
- Target Marketing to Medical Ops and Assisted Living

2024
- Multiple SOWs for Customer Pilots in the first half of 2024 at:
  - Hospitals
  - Technology Park
  - Large Retirement Community
- AP3 Testing and certification Q1
- Listing on the Nasdaq as ARRV

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Patent Overview

US Patents

- 3 awarded | 71 approved claims
  - US Patent 9,840,340 | Drone docking station and delivery system | 12/14/2014
  - US Patent 10,457,421 | Drone docking station and delivery system | 10/19/2019
  - US Patent 11,738,883 | Expanding floor/ accordion drone docking station | 08/29/2023
- 3 additional pending | 78 pending claims

International Patents (Non-US)

- 1 awarded | 1 allowed | 44 pending

Freedom to Operate

- Freedom to Operate studies conducted in 2018 and 2021 by third party patent firms confirm Arrive's leading patent positioning.

Companies who filed similar patents after Arrive's application for Drone docking station and delivery system:

amazon ups UNITED STATES POSTAL SERVICE FedEx DHL

For more information, visit https://arrive.tech/patents

Investment Highlights

Arrive's unique and critical position in the last-mile delivery chain unlocks full autonomous commercialization

- Autonomous delivery is happening through advancements in land-based robotics and drone delivery (Amazon, Google/Wing, Walmart/Drone Up, etc) and provides substantial cost savings to carriers, retailers, and business operations.
- Go-to-market strategy for high-margin returns based on our Mailbox-as-a-Service Newark and Platform that generates a unique big data, AI and ML opportunity.
- Generation 3, Arrive Point 3, launches enhanced features, for the smart, secure, and seamless movement of packages, goods, and supplies between people, robots, and drones and is commercial ready.
- First position portfolio of three US patents broadly covering drone docking stations and delivery systems with 71 claims granted. Equivalent International patents also filed.
- Experienced management team consists of leaders from the logistics, high tech, and drone industries, along with seasoned entrepreneurs with multiple successful exits.
- Listing on the Nasdaq as ARRV

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Appendix


MAIL
DRONEDEK
DRONEDEK




MAIL
DRONEDEK




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OTTOBOT YETI


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Sources & Citations

Problem

1. https://www.safewise.com/blog/metro-areas-porch-theft/#_2022_stats
2. https://www.cnbc.com/2020/01/10/package-theft-how-amazon-google-others-are-fighting-porch-pirates.html

Opportunity

1. https://www.safewise.com/blog/metro-areas-porch-theft/#_2022_stats
2. https://www.digitalcommerce360.com/article/us-ecommerce-sales/
3. https://retailwire.com/discussion/online-to-make-up-21-5-percent-of-grocerys-sales-in-five-years/
4. https://www.businessinsider.com/delivery-fee-for-amazon-prime-air-2015-4
5. https://www.arrive.tech/insight-hub/environmental-impact-report
6. https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

Autonomous Delivery has Arrived

1. https://www.flyzipline.com/
2. https://www.flyzipline.com/about/zipline-fact-sheet
3. https://www.cnbc.com/2023/05/18/amazons-100-drone-deliveries-puts-prime-air-behind-google-and-walmart.html
4. https://corporate.walmart.com/news/2023/08/24/walmart-and-wing-team-up-to-provide-the-convenience-of-drone-delivery
5. https://dronedj.com/2022/02/08/wing-drone-delivery-dallas/
6. https://www.amazon.com/gp/help/customer/display.html?nodeId=T3jxhuvPfQ629BOIL4#:~:text=We%20are%20currently%20offering%20drone,customer%20service%20to%20determine%20eligibility
7. https://corporate.walmart.com/newsroom/2022/05/24/were-bringing-the-convenience-of-drone-delivery-to-4-million-u-s-households-in-partnership-with-droneup
8. https://www.starship.xyz/
9. https://www.starship.xyz/starship-food-delivery-app/
10. https://www.bizjournals.com/pittsburgh/news/2021/07/13/aethon-launches-new-robot-enters-new-market.html
11. https://aethon.com/about-aethon/
12. https://www.therobotreport.com/ottonomy-launches-new-ottobot-yeti-autonomous-delivery-robot/
13. https://fetchrobotics.com/

Autonomous Vehicles Could Lower Costs Across the Supply Chain

1. https://research.ark-invest.com/hubfs/1_Download_Files_ARK-Invest/Big_Ideas/ARK%20Invest_Presentation_Big%20Ideas%202023_FINAL_V2.pdf

Business Model

1. https://facts.usps.com/delivery-points/
2. https://www.pitneybowes.com/us/shipping-index.html
3. Figures based on Arrive Operating Model with 1.1M units installed in 2028

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Patent Overview (Continued)

Patent Name	Patent No.	Status	Applied / Priority	Abstract
Drone Docking Station and Delivery System	US Patent 9,840,340 Ser. No. 14/565,418	Granted in U.S. 12/12/2017	2014 12/14/2014 14/565,418	A drone docking station for deposit of items delivered by drone. The basic elements making up a container box located at a specific address and to securely hold those goods until they are picked-up regardless of duration, weather, or otherwise.
Drone Docking Station and Delivery System	US Patent 10,457,421 Ser. No. 15/328,027	Granted in U.S. 10/29/2019	2014 12/14/2014 11/21/2015 15/328,027	A system and device for a drone docking station for deposit of items delivered by drone. A secure porch, roof, window or otherwise building mounted box may be secured through to an existing edifice or may be configured to mount to an existing mailbox post and actually take the place of the mailbox.
Expanding Floor/Accordion Drone Docking Station	Published as US 20210394930	Granted in U.S. 8/29/2023	2020	A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle. Items can be delivered to a receptacle at a curb, mailbox, post, porch, in-ground vault, and window to a multi-parcel receptacle with an expanding floor/accordion station that has a specific residential/commercial address with various optional features.
Expanding Floor/Accordion Drone Docking Station PCT/US 21/27879	Published as WO2021216397A1	Pending Internationally Filed 4/19/2021 Priority 4/20/2020	2020	A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle. Items can be delivered to a receptacle at a curb, mailbox, post, porch, in-ground vault, and window to a multi-parcel receptacle with an expanding floor/accordion station that has a specific residential/commercial address with various optional features.
Hot and Cold Section/Drone Docking Station/Temperature-Controlled Device	Published as US 20220055770	Pending in U.S. Filed 4/19/2021 Priority 4/20/2020	2020	A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle with a set of drawers with hot and cold sections in the station that has a specific residential/commercial address with various optional features.
Hot and Cold Section/Drone Docking Station/Temperature-Controlled Device PCT/US 21/27895	Published as WO2021216407A1	Pending Internationally Filed 4/19/2021 Priority 4/20/2020	2020	A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle with a set of drawers with hot and cold sections in the station that has a specific residential/commercial address with various optional features.
Serial No. 18226016		Pending 7-25-2023		A smart mailbox receptacle and platform to ship packages and goods from a Trimodal system that includes a courier service, an automated vehicle or robot, and/or an unmanned drone.
Serial No. 18226016		Pending 06-12-2023		A device and system for an autonomous mobile robot, drone, and/or courier to deliver, hold, protect, and return parcels for multi-users in both residential and commercial applications

Find additional patent information at https://arrive.tech/patents

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